

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2014

<u>Via E-Mail</u>
James P. Purko
Chief Financial Officer
Connecture, Inc.
18500 West Corporate Drive, Suite 250
Brookfield, WI 53045

> **Re:** **Connecture, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 10, 2014**
> **File No. 333-199484**

Dear Mr. Purko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 28, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 43</u>

1.   Tell us the basis on which you omit the number of shares purchased by existing shareholders from the table on the bottom of page 43 as well as the basis on which you omit the total consideration paid for those shares from that table. It appears that both of these amounts are known and are independent of the offering price. Ad vise whether you plan to include any non-cash payments within the total consideration amount paid by existing shareholders, and if so, describe the non-cash purchase transactions.

<u>Business</u>

<u>Overview, page 76</u>

2.   Your response to prior comment 14 is limited to disclosure of government contracts as a

percentage of deferred revenues. Please disclose your historical dependency on revenues from governmental bodies in quantitative terms, such as the percentage that source of revenues contributed in 2013. To the extent that this percentage has varied significantly over prior periods, consider disclosing information for the 2012 fiscal year and providing a discussion of the reason for such variability.

Executive Compensation

Employment Agreements, page 102

3.   You disclose that your named executive officers are party to a bonus agreement that would obligate you to pay certain bonuses at the earliest of certain events that includes the date October 1, 2014. Please clarify your disclosure to indicate the amount that each of your named executive officers has earned by virtue of the lapse of time.

Certain Relationships and Related Party Transactions

Other Related Party Transactions, page 113

4.   Please expand to disclose the exit fee that is payable upon a "Deemed Liquidation Event" and in concise terms explain what constitutes such an event. We note your disclosure on page F-42 and section 5.10 of exhibit 10.5.1.

Description of Capital Stock

Preferred Stock, page 116

5.   Please disclose the conversion price of the preferred shares in accordance with Item 202(a) of Regulation S-K. In this regard, we note the added disclosure in Note 10 on page F-21. In addition, expand your Prospectus Summary to include information concerning the conversion price of your preferred stock. Finally, consider expanding the disclosure beginning on page 110 to disclose the number of common shares that each holder will received as a consequence of the conversion of the Series B preferred at effectiveness.

Amendment No. 1 to Form S-1 filed on November 10, 2014

Consolidated Statements of Operations and Comprehensive Loss, page F-4

6.   We note in your response to prior comment 16 that you consider perpetual software licenses as the only product revenue for purposes of Rule 5.03(b) of Regulation S-X. In this regard, please tell us why you do not consider time-based or term software licenses or other of your software offerings as product revenue for purposes of Rule 5.03(b) of Regulation S-X.

7.   If your term software licenses or other software offerings are more appropriately classified in the statement of operations as product revenue please also advise us of your reconsideration of prior comment 20 regarding disclosure of product and service revenues from external customers pursuant to ASC 280-10-50-40.

Notes to Consolidated Financial Statements as of and for the years ended December 31, 2013 and 2012

Revenue Recognition

Software Automation Solutions Fees, page F-10

8.   We refer to your response to prior comment 17. You indicate in your chart of "Units of Accounting by Hosted and Non-Hosted" arrangements, that hosted arrangements do not include the element of software licenses. However, your revenue recognition policy on page F-10 states that "(t)he majority of the Company's software automation solutions sold in the Enterprise/Commercial and Medicare segments are arrangements in which the software is licensed for a specific term and hosted on the Company's infrastructure. These arrangements are referred to as hosted arrangements and are accounted for under ASC 605, Revenue Recognition." Please revise to clarify how your accounting for hosting arrangements considers the implementation guidance in ASC 985-605-55-119 to 125.

9.   We refer to your informative response to prior comment 17 and Annex I. Please ensure that your revenue recognition and related cost policies disclose the significant accounting judgments you discuss in that response and Annex I for Software Automation Solution Fees. For example, you should revise to ensure your policies address what triggers and determines the recognition, timing and deferrals of significant revenues and costs among your various types of these arrangements. Please refer to ASC 235-10-50-12 and SAB Topic 13. B.

Notes to Unaudited Condensed Consolidated Financial Statements

Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-33

10.   We note that the unaudited pro forma presentation on page F-29 gives effect to the conversion of the redeemable convertible preferred stock into common stock upon the consummation of the IPO. Please expand this disclosure to include any other accounts that will be impacted upon the completion of the offering. In this regard, we note that the unaudited pro forma consolidated balance sheet appears to have been adjusted, or that you intend to adjust, additional line items upon the consummation of the IPO.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Christopher C. Paci
        DLA Piper LLP (US)